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                         January 18, 2023

       Ronald Miller
       Chief Executive Officer
       Discount Print USA, Inc
       4460 West Hacienda Ave., Suite 103
       Las Vegas, NV 89118

                                                        Re: Discount Print USA,
Inc
                                                            Offering Statement
on Form 1-A
                                                            Filed December 27,
2022
                                                            File No. 024-12115

       Dear Ronald Miller:

                                                        We have reviewed your
offering statement and do not have any comments.

               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

              Please contact Patrick Fullem at (202) 551-8337 or Jay Ingram at
(202) 551-3397 with
       any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Manufacturing
       cc:                                              Jeff Turner